United States Securities and Exchange Commission
Washington, D.C. 20549


                                      FORM 11-K

(Mark One)

  X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] for the fiscal year ended August 31, 1994


                                                                   OR

       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from
__________________________ to __________________________

Commission file number 1-3789








A.   Full title of plan: Employee Stock Ownership Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
      Southwestern Public Service Company
      Tyler at Sixth, Amarillo, Texas 79101


INDEPENDENT AUDITORS' REPORT
To the Administration Committee
Southwestern Public Service Company
   Employee Stock Ownership Plan and Trust:
We have audited the accompanying statement of net assets available for benefits of the Southwestern Public Service Company Employee Stock Ownership Plan and Trust (the Plan) as of August 31, 1994, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such 1994 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of August 31, 1994, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Item 27a - Schedule of Assets Held for Investment Purposes as of August 31, 1994, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 1994 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Dallas, Texas
October 28, 1994





INDEPENDENT AUDITORS' REPORT



The Administrative Committee
Southwestern Public Service Company
    Employee Stock Ownership Plan and Trust:

We have audited the accompanying statement of net assets available for benefits of the Southwestern Public Service Company Employee Stock Ownership Plan and Trust (the Plan) as of August 31, 1993, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1993 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of August 31, 1993, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP

Amarillo, Texas
November 12, 1993







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SOUTHWESTERN PUBLIC SERVICE COMPANY



EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST







STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



AUGUST 31, 1994 AND 1993











ASSETS
1994
1993


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INVESTMENT IN SOUTHWESTERN PUBLIC SERVICE



   COMPANY COMMON STOCK, AT FAIR VALUE (COST



   OF $13,011,832 IN 1994 AND $13,021,952 IN 1993; 808,981



   SHARES IN 1994 AND 841,375 SHARES IN 1993)
  $    21,640,242
  $    25,767,109





RECEIVABLES:



   Employer contribution
           616,311
           652,147

   Accrued dividends
           444,940
           462,756





CASH
                18
                40





TOTAL ASSETS
        22,701,511
        26,882,052









LIABILITIES







DIVIDENDS PAYABLE TO PARTICIPANTS
           444,940
           462,756





NET ASSETS AVAILABLE FOR BENEFITS
  $    22,256,571
  $    26,419,296









See notes to financial statements.








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SOUTHWESTERN PUBLIC SERVICE COMPANY



EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST







STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



YEARS ENDED AUGUST 31, 1994 AND 1993












1994
1993

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ADDITIONS:



   Employer contributions
   $      616,311
   $      652,147

   Dividends
        1,808,373
        1,863,146





           Total additions
        2,424,684
        2,515,293





DEDUCTIONS:



   Distributions to participants
        1,601,797
        1,069,538

   Dividends paid
        1,808,373
        1,863,146





           Total deductions
        3,410,170
        2,932,684





EXCESS OF DEDUCTIONS OVER ADDITIONS
         (985,486)
         (417,391)





NET DEPRECIATION IN FAIR VALUE OF



   INVESTMENT IN SOUTHWESTERN PUBLIC



   SERVICE COMPANY COMMON STOCK
       (3,177,239)
       (1,714,418)





NET DECREASE IN NET ASSETS



   AVAILABLE FOR BENEFITS
       (4,162,725)
       (2,131,809)





NET ASSETS AVAILABLE FOR BENEFITS:



   Beginning of year
       26,419,296
       28,551,105





   End of year
   $   22,256,571
  $    26,419,296









See notes to financial statements.





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1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation

The accompanying financial statements of the Southwestern Public Service Company Employee Stock Ownership Plan and Trust (the Plan) have been prepared on the accrual basis of accounting.

Investment

The investment in Southwestern Public Service Company (Company or Employer) common stock is stated at fair value, based on the New York Stock Exchange published market quotations as of the last business day of the Plan's fiscal year. The change in the difference between fair value and the cost of investments, including realized gains or losses, is reflected in the statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments during the year.

Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

Trust Management

Boatmen's First National Bank of Amarillo (the Trustee) manages the assets of the Plan under the terms of a trust agreement.

2.	DESCRIPTION OF THE PLAN

The following brief description of the Plan is provided for general information only. Participants should refer to the Plan Agreement for more complete information.

General

The Plan is a defined contribution plan established in 1974 to enable eligible employees to accumulate ownership of Company common stock. Employees are eligible for participation upon completion of one year of service. Benefits are based on individual compensation. The Plan pays all dividends to the employees in cash, rather than in additional shares of the Company's common stock. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is administered by an Administration Committee appointed by the Company's Board of Directors.

Contributions

The amount of the Company's annual contribution to the Plan is discretionary. However, the Employer's contribution for any year, including payment of related administrative and investment expenses paid by the Company, cannot exceed the amount of federal income tax benefit to the Company resulting from the deduction for cash dividends paid by the Company on shares of common stock held by the Plan and the additional tax benefit resulting from the Employer's contributions to the Plan and the Southwestern Public Service Company Tax Benefit Plan (the Tax Benefit Plan).

The Company contributed to the Plan 75% of the maximum contribution described above, reduced by combined administrative and investment expenses of the Plan and the Tax Benefit Plan of approximately $162,000 and $123,000 in 1994 and 1993, respectively. The remaining 25% was contributed to the Tax Benefit Plan.

Annual additions to a participant's account may not exceed the lesser of 25% of the participant's compensation for the year or $30,000. This limitation applies to the total Employer contributions allocated to a participant for all defined contribution plans of the Employer.

Vesting

Employees become fully vested at the time amounts are allocated to their accounts, generally on the last day of the Plan's fiscal year.

Distributions

The Plan provides that upon termination of employment for any reason, distributions of benefits to participants are to be made within a reasonable time following termination, generally not to exceed 60 days following the close of the plan year in which such termination occurs. Distributions are made in full shares of Company common stock and cash for any partial shares.

Amounts due to terminated participants of the Plan as of August 31, 1994 and 1993, were approximately $1,655,000 and $1,573,000 respectively.

Allocations

Employer contributions are allocated in the proportion each participant's compensation, up to $100,000, for the plan year bears to the compensation of all participants.

Termination of the Plan

The Plan may be terminated at any time by the Employer. In the event of termination, the Plan's Administration Committee shall direct the Trustee to distribute the assets remaining in the Plan to participants and beneficiaries in proportion to their respective account balances.

Administrative and Investment Expenses

The Plan provides that administrative expenses may be paid by the Plan; however, administrative expenses and fees incurred in connection with the investment of funds for both the Plan and the Tax Benefit Plan have been paid by the Company in 1994 and 1993, and such amounts have reduced the amount of the Employer contribution to the Plan, as previously described. Included in that amount are reimbursements of certain personnel-related expenses incurred by the Company.

3.	FEDERAL INCOME TAXES

The Internal Revenue Service issued its latest determination letter dated October 25, 1989, which stated that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code (the Code), and the trust, which forms part of the qualified Plan, is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving the latest determination letter. A determination letter request is currently pending with the Internal Revenue Service to cover these amendments made to the Plan as required by recent legislative changes. In the opinion of the Plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

4.	PLAN AMENDMENTS

The Plan will be amended from time to time, as required, to comply with legal requirements upon the advice of the Plan's legal counsel. Other amendments may be necessary to ensure that the Plan is appropriate within the industry and community. The Plan adopted several amendments subsequent to year-end to conform with legal requirements.

5.	SUBSEQUENT EVENT

The Company is proposing to merge the Employee Stock Ownership Plan and Trust into the Tax Benefit Plan and Trust effective March 1, 1995. The proposed new plan will provide for two levels of discretionary Company contributions: one level, contemplated to equal approximately 25% of the tax savings generated by the cash dividends paid to participants, will be allocated among all eligible employees on the basis of their base compensation. The second level, contemplated to equal approximately 50% of the tax savings, will be allocated to employees on the basis of their salary deferrals. The remaining 25% of the tax savings will be available for other uses.

Employee salary deferral contributions in the proposed new plan will be increased to allow all participants to contribute from 1% to 15%, subject to legal limits. In addition, employees will also have the opportunity to elect to diversify 25% of future salary deferral and Company contributions into investments other than Company stock. The remaining 75% of salary deferrals and Company contributions will be invested in Company stock.





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SOUTHWESTERN PUBLIC SERVICE COMPANY


SCHEDULE 1

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST









ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES




AUGUST 31, 1994




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Number of



Type of Investment and Issuer
Shares
    Cost
    Fair Value






Investment in Southwestern Public




   Service Company common stock*
     808,981
    $ 13,011,832
    $ 21,640,242











* Represents transaction with party-in-interest.










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                                      SIGNATURES

	Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Stock Ownership Plan and Trust Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


SOUTHWESTERN PUBLIC SERVICE COMPANY
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

/s/ Bill D. Helton

Chairman of the Board
and Chief Executive Officer
of Southwestern Public Service Company
Member of the Employee Stock Ownership Plan and Trust Administrative Committee





DATE: January 18, 1995